40 - 3P

811 - 2668

Melissa L. Weiss
Vice President and
Associate Counsel
Telephone: 212-323-0247
Facsimile: 212-912-6322
E-mail: mweiss@oppenheimerfunds.com

OppenheimerFunds®

OppenheimerFunds, Inc.
Two World Financial Center
New York, NY 10281
Tel 212.323.0200

By Overnight Delivery

September 21, 2004

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

Re: Civil Action Documents Filed on Behalf of OppenheimerFunds, Inc. (File No. 801-8253), OppenheimerFunds Distributor, Inc. (File No. 8-22992), OppenheimerFunds Services (File No. 084-01562), and the following registered investment companies: Oppenheimer AMT-Free Municipals (File No. 811-2668), Oppenheimer AMT-Free New York Municipals (File No. 811-4054), Oppenheimer Balanced Fund (File No. 811-3864), Oppenheimer California Municipal Fund (File No. 811-5586), Oppenheimer Capital Appreciation Fund (File No. 811-3105), Oppenheimer Capital Income Fund (File No. 811-1512), Oppenheimer Capital Preservation Fund (File No. 811-8799), Oppenheimer Champion Income Fund (File No. 811-5281), Oppenheimer Developing Markets Fund (File No. 811-07657), Oppenheimer Discovery Fund (File No. 811-4410), Oppenheimer Emerging Growth Fund (File No. 811-10071), Oppenheimer Emerging Technologies Fund (File No. 811-09845), Oppenheimer Enterprise Fund (File No. 811-07265), Oppenheimer Equity Fund, Inc. (File No. 811-490), Oppenheimer Global Fund (File No. 811-1810), Oppenheimer Global Opportunities Fund (File No. 811-6001), Oppenheimer Gold & Special Minerals Fund (File No. 811-3694), Oppenheimer Growth Fund (File No. 811-2306), Oppenheimer High Yield Fund (File No. 811-2849), Oppenheimer Integrity Funds (File No. 811-3420), Oppenheimer International Bond Fund (File No. 811-07255), Oppenheimer International Growth Fund (File No. 811-07489), Oppenheimer International Small Company Fund (File No. 811-08299), Oppenheimer International Value Fund (File No. 811-21369), Oppenheimer Limited-Term Government Fund (File No. 811-4563), Oppenheimer Limited Term Municipal Fund (File No. 811-4803), Oppenheimer Main Street Funds, Inc. (File No. 811-5360), Oppenheimer Main Street Opportunity Fund (File No. 811-10001), Oppenheimer Main Street Small Cap Fund (File No. 811-09333), Oppenheimer MidCap Fund (File No. 811-08297), Oppenheimer Multi-State Municipal Trust (File No. 811-5867), Oppenheimer Principal Protected Trust (File No, 811-21281), Oppenheimer Quest International Value Fund, Inc. (File No. 811-06105), Oppenheimer Quest Value Fund, Inc. (File No. 811-2944), Oppenheimer Quest Capital Value Fund, Inc. (File No. 811-04797), Oppenheimer Quest for Value Funds (File No. 811-5225), Oppenheimer Real Asset Fund (File No. 811-07857), Oppenheimer Real Estate Fund (File No. 811-10589), Oppenheimer Senior Floating Rate Fund (File No. 811-09373), Oppenheimer Series Fund, Inc. (File No. 811-3346), Oppenheimer Strategic Income Fund (File No. 811-5724), Oppenheimer Total Return Bond Fund (File No. 811-21268), Oppenheimer U.S. Government Trust (File No. 811-3430), Oppenheimer Convertible Securities Fund (File No. 811-4576), Rochester Fund Municipals (File No. 811-3614), Rochester Portfolio Series (File No. 811-6332), and the Directors and Officers of each of the registered investment companies named above

To the Securities and Exchange Commission:

Enclosed for filing on behalf of the registered investment companies and certain of their respective affiliates, captioned above (the "Oppenheimer Defendants"), pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the complaint filed in *Grobler, et al. v. OppenheimerFunds, Inc., et al.,* (U.S.D.C., SDNY) (Case No. 04-CV-7088) (the "Civil Action"). The Civil Action purports to be a class action brought against the Oppenheimer Defendants. Service was made on certain of the Oppenheimer Defendants on September 16, 2004.

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided. Thank you.

Very truly yours,

Melissa L. Weiss
Vice President &
Associate Counsel

cc: (w/o encolsures)
Dechert LLP
Mayer Brown Rowe & Maw LLP
Myer, Swanson, Adams & Wolf, P.C.

AO 440 (Rev. 10/93) Summons in a Civil Action - SDNY WEB 4/99

COPY

United States District Court

SOUTHERN DISTRICT OF NEW YORK

ECF CASE

MARC D. GROBLER, on Behalf of Himself and all Others Similarly Situated,

v.

OPPENHEIMERFUNDS, INC., (See attached list)

SUMMONS IN A CIVIL CASE

CASE NUMBER:

04 CV 7088

TO: (Name and address of defendant)

OPPENHEIMERFUNDS, INC. (See Attached List)

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

WOLF POPPER LLP
845 THIRD AVENUE
NEW YORK, NY 10022

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

J. MICHAEL McMAHON

CLERK

SEP 03 2004

DATE

Melanie L. Lopez

(BY) DEPUTY CLERK

RETURN OF SERVICE

Service of the Summons and Complaint was made by me[1]	DATE
NAME OF SERVER *(PRINT)*	TITLE

Check one box below to indicate appropriate method of service

☐ Served personally upon the defendant. Place where served: ______________________________

____

☐ Left copies thereof at the defendant's dwelling house or usual place of abode with a person of suitable age and discretion then residing therein.
Name of person with whom the summons and complaint were left: ______________________________

____

☐ Returned unexecuted: ______________________________

____

____

____

☐ Other *(specify)*: ______________________________

____

____

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on ______________________________ ______________________________
Date Signature of Server

____
Address of Server

(1) As to who may serve a summons see Rule 4 of the Federal Rules of Civil Procedure.

SERVICE LIST

OPPENHEIMERFUNDS, INC.
OPPENHEIMERFUNDS SERVICES,
OPPENHEIMERFUNDS DISTRIBUTOR, INC.,
JOHN V. MURPHY, CLAYTON K. YEUTTER,
ROBERT G. GALLI,
PHILLIP A. GRIFFITHS,
JOEL W. MOTLEY,
KENNETH A. RANDALL,
EDWARD V. REGAN, RUSSELL S. REYNOLDS, JR.,
DONALD W. SPIRO,
JOHN DOES 1-100
OPPENHEIMER DEVELOPING MARKETS FUND
OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND
OPPENHEIMER INTERNATIONAL GROWTH FUND
OPPENHEIMER GLOBAL FUND
OPPENHEIMER INTERNATIONAL VALUE FUND
OPPENHEIMER QUEST INTERNATIONAL VALUE FUND, INC.
OPPENHEIMER GLOBAL OPPORTUNITIES FUND
OPPENHEIMER GROWTH FUND
OPPENHEIMER CAPITAL APPRECIATION FUND
OPPENHEIMER MIDCAP FUND
OPPENHEIMER ENTERPRISE FUND
OPPENHEIMER DISCOVERY FUND
OPPENHEIMER EMERGING GROWTH FUND
OPPENHEIMER MAIN STREET FUND®
OPPENHEIMER EQUITY FUND, INC.
OPPENHEIMER MAIN STREET OPPORTUNITY FUNDS
OPPENHEIMER MAIN STREET SMALL CAP FUND®
OPPENHEIMER PRINCIPLE PROTECTED MAIN STREET FUND
OPPENHEIMER QUEST VALUE FUND
OPPENHEIMER VALUE FUND
OPPENHEIMER SMALL CAP VALUE FUND
OPPENHEIMER QUEST OPPORTUNITY VALUE FUND
OPPENHEIMER QUEST CAPITAL VALUE FUND
OPPENHEIMER QUEST BALANCED FUND
OPPENHEIMER BALANCED FUND
OPPENHEIMER CAPITAL INCOME FUND
OPPENHEIMER CONVERTIBLE SECURITIES FUND
OPPENHEIMER EMERGING TECHNOLOGIES FUND
OPPENHEIMER GOLD & SPECIAL MINERALS FUND
OPPENHEIMER REAL ASSET FUND®

OPPENHEIMER REAL ESTATE FUND
OPPENHEIMER DISCIPLINED ALLOCATION FUND
OPPENHEIMER INTERNATIONAL BOND FUND
OPPENHEIMER HIGH YIELD FUND
OPPENHEIMER CHAMPION INCOME FUND
OPPENHEIMER STRATEGIC INCOME FUND
OPPENHEIMER TOTAL RETURN BOND FUND
OPPENHEIMER BOND FUND
OPPENHEIMER SENIOR FLOATING RATE FUND
OPPENHEIMER U.S. GOVERNMENT TRUST
OPPENHEIMER LIMITED-TERM GOVERNMENT FUND
OPPENHEIMER CAPITAL PRESERVATION FUND
OPPENHEIMER CALIFORNIA MUNICIPAL FUND
OPPENHEIMER NEW JERSEY MUNICIPAL FUND
OPPENHEIMER AMT-FREE NEW YORK MUNICIPALS
OPPENHEIMER AMT-FREE MUNICIPALS
OPPENHEIMER LIMITED TERM MUNICIPAL FUND
OPPENHEIMER ROCHESTER NATIONAL MUNICIPALS
OPPENHEIMER PENNSYLVANIA MUNICIPAL FUND
OPPENHEIMER ROCHESTER FUND MUNICIPALS
OPPENHEIMER LIMITED-TERM NEW YORK MUNICIPAL FUND

Address: Two World Financial Center
225 Liberty Street
New York, New York 10080

and

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

Address: 1295 State Street
Springfield, MA 0111-0001

04 CV 7088

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

MARC D. GROBLER, on Behalf of Himself and all Others Similarly Situated,

Plaintiff,

vs.

OPPENHEIMERFUNDS, INC., OPPENHEIMERFUNDS SERVICES, MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY, OPPENHEIMERFUNDS DISTRIBUTOR, INC., JOHN V. MURPHY, CLAYTON K. YEUTTER, ROBERT G. GALLI, PHILLIP A. GRIFFITHS, JOEL W. MOTLEY, KENNETH A. RANDALL, EDWARD V. REGAN, RUSSELL S. REYNOLDS, JR., DONALD W. SPIRO, and JOHN DOES 1-100,

Defendants,

OPPENHEIMER DEVELOPING MARKETS FUND, OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND, OPPENHEIMER INTERNATIONAL GROWTH FUND, OPPENHEIMER GLOBAL FUND, OPPENHEIMER INTERNATIONAL VALUE FUND, OPPENHEIMER QUEST INTERNATIONAL VALUE FUND, INC., OPPENHEIMER GLOBAL OPPORTUNITIES FUND, OPPENHEIMER GROWTH FUND, OPPENHEIMER CAPITAL APPRECIATION FUND, OPPENHEIMER MIDCAP FUND, OPPENHEIMER ENTERPRISE FUND,

Civil Action No.

CLASS ACTION COMPLAINT FOR VIOLATION OF SECTIONS 34(b), 36 (b) AND 48 (a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT AND FOR BREACH OF FIDUCIARY DUTY

JURY TRIAL DEMANDED

[CAPTION CONTINUES ON NEXT PAGE]

OPPENHEIMER DISCOVERY FUND, OPPENHEIMER EMERGING GROWTH FUND, OPPENHEIMER MAIN STREET FUND®, OPPENHEIMER EQUITY FUND, INC., OPPENHEIMER MAIN STREET OPPORTUNITY FUNDS, OPPENHEIMER MAIN STREET SMALL CAP FUND®, OPPENHEIMER PRINCIPAL PROTECTED MAIN STREET FUND, OPPENHEIMER QUEST VALUE FUND, OPPENHEIMER VALUE FUND, OPPENHEIMER SMALL CAP VALUE FUND, OPPENHEIMER QUEST OPPORTUNITY VALUE FUND, OPPENHEIMER QUEST CAPITAL VALUE FUND, OPPENHEIMER QUEST BALANCED FUND, OPPENHEIMER BALANCED FUND, OPPENHEIMER CAPITAL INCOME FUND, OPPENHEIMER CONVERTIBLE SECURITIES FUND, OPPENHEIMER EMERGING TECHNOLOGIES FUND, OPPENHEIMER GOLD & SPECIAL MINERALS FUND, OPPENHEIMER REAL ASSET FUND®, OPPENHEIMER REAL ESTATE FUND, OPPENHEIMER DISCIPLINED ALLOCATION FUND, OPPENHEIMER INTERNATIONAL BOND FUND, OPPENHEIMER HIGH YIELD FUND, OPPENHEIMER CHAMPION INCOME FUND, OPPENHEIMER STRATEGIC INCOME FUND, OPPENHEIMER TOTAL RETURN BOND FUND, OPPENHEIMER BOND FUND, OPPENHEIMER SENIOR FLOATING RATE FUND, OPPENHEIMER U.S. GOVERNMENT TRUST,

[CAPTION CONTINUES ON NEXT PAGE]

OPPENHEIMER LIMITED-TERM GOVERNMENT FUND, OPPENHEIMER CAPITAL PRESERVATION FUND, OPPENHEIMER CALIFORNIA MUNICIPAL FUND, OPPENHEIMER NEW JERSEY MUNICIPAL FUND, OPPENHEIMER AMT-FREE NEW YORK MUNICIPALS, OPPENHEIMER AMT-FREE MUNICIPALS, OPPENHEIMER LIMITED TERM MUNICIPAL FUND, OPPENHEIMER ROCHESTER NATIONAL MUNICIPALS, OPPENHEIMER PENNSYLVANIA MUNICIPAL FUND, OPPENHEIMER ROCHESTER FUND MUNICIPALS, OPPENHEIMER LIMITED-TERM NEW YORK MUNICIPAL FUND, (collectively, the "Oppenheimer Funds"),

Nominal Defendants.

Plaintiff, individually and on behalf of all others similarly situated, by his attorneys, alleges the following upon the investigation of counsel, except for those allegations pertaining to plaintiff, which are based on personal knowledge. Plaintiff's counsels' investigation included a review of United States Securities and Exchange Commission ("SEC") filings as wells as other regulatory filings, reports, and advisories, press releases, media reports and news articles.

NATURE OF THE ACTION

1. Plaintiff brings this action as a class action on behalf of a class consisting of all investors in one or more of the mutual funds in the Oppenheimer family of funds, as captioned above (the "Oppenheimer Funds" or the "Funds"), during the period from August 31, 1999 through March 22, 2004, inclusive (the "Class Period"), and who were damaged thereby. This action is against the investment advisers to the Oppenheimer Funds, their corporate parents and

the trustees of the Oppenheimer Funds, and is also brought derivatively on behalf of the Oppenheimer Funds.

2. This complaint alleges that the Investment Advisers (defined below) breached their fiduciary duties and violated Sections 206 and 215 of the Investment Advisers Act of 1940 (the "Investment Advisers Act") and Sections 34(b) and 36(b) and 48(a) of the Investment Company of 1940 (the "Investment Company Act") and the common law by paying broker-dealers excessive and undisclosed amounts of money, paid from the Funds' assets, to sell Oppenheimer Funds and concealed these payments under the guise of commissions paid for securities trading and other services. These "commissions" were not disclosed to investors. The Investment Advisers engaged in these practices under the false pretense that doing so would increase the assets in the Funds' and that more fund assets meant better economies of scale for the investor – and savings for the investor – when in reality, this practice hurt investors and only served to benefit the Investment Advisers who were paid based on the amount of money under management. Both the Investment Advisers and the trustees of the Oppenheimer Funds knew or recklessly disregarded this fact.

3. In doing so, the Investment Advisers aided broker-dealers in breaching their own duties to investors in the Oppenheimer Funds. Finally, it is alleged that the trustees of the Oppenheimer Funds breached their fiduciary duties to the Funds' investors by knowingly allowing the alleged conduct to happen.

JURISDICTION AND VENUE

4. This action arises under §§34(b), 36(b), and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 802-35(a) and (b), and 80a-47(a); §§206 and 215 of the Investment

Advisers Act, 15 U.S.C. §§80b-6 and 80b-15; and the common law. Jurisdiction is based on §44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 139(b).

5. Venue is proper in this District because many of the acts complained of, including the dissemination of materially false and misleading statements and reports, prepared by or with the participation or assistance of defendants, occurred, at least in part, in this District. Further, defendants OppenheimerFunds, Inc., OppenheimerFunds Services, and OppenheimerFunds Distributor, Inc. were at all relevant times, and still are, headquartered in this District.

6. In connection with the acts and conduct complained of, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including the mails, interstate telephone communications, and the facilities of the national securities exchanges.

PARTIES

7. Plaintiff Marc D. Grobler purchased and held shares of the Oppenheimer Developing Markets Fund during the Class Period, and was damaged by the conduct alleged herein.

8. Defendant OppenheimerFunds, Inc. ("OppenheimerFunds"), is the investment adviser and day-to-day manager of the Oppenheimer Funds, including the Oppenheimer Developing Markets Fund and is the ultimate parent of defendants bearing the Oppenheimer name. OppenheimerFunds and its subsidiaries market, sponsor, and provide investment advisory, distribution, and administrative services to mutual funds. OppenheimerFunds maintains its headquarters at Two World Financial Center, 225 Liberty Street, NY, NY 10080.

9. Defendant OppenheimerFunds Services is a subsidiary of OppenheimerFunds, and provides services to investors in the Oppenheimer Funds and their financial advisors. OppenheimerFunds Services maintains its headquarters at Two World Financial Center, 225 Liberty Street, NY, NY 10080.

10. Defendant Massachusetts Mutual Life Insurance Company ("MassMutual") is the majority owner of OppenheimerFunds. MassMutual maintains its headquarters at 1295 State Street, Springfield, MA 01111-0001.

11. Defendants OppenheimerFunds, OppenheimerFunds Services, and MassMutual, are collectively referred to herein as the "Investment Advisers."

12. Defendant OppenheimerFunds Distributor, Inc. ("Oppenheimer Distributor"), is the distributor of the Oppenheimer Funds and maintains its headquarters at Two World Financial Center, 225 Liberty Street, NY, NY 10080.

13. Defendants John V. Murphy ("Murphy"), Clayton K. Yeutter ("Yeutter"), Robert G. Galli ("Galli"), Phillip A. Griffiths ("Griffiths"), Joel W. Motley ("Motley"), Kenneth A. Randall ("Randall"), Edward V. Regan ("Regan"), Russell S. Reynolds, Jr. ("Reynolds"), and Donald W. Spiro ("Spiro") were Trustees of the Oppenheimer Funds during the Class Period and are collectively referred to herein as the "Trustee Defendants." For the purposes of their service as trustees of the Oppenheimer Funds, the business address of the Trustee Defendants is 6803 S. Tucson Way, Centennial, CO 80112-3924. The business address of defendant Murphy is Two World Financial Center, 225 Liberty Street, NY, NY 10080.

14. During the Class Period, defendant Murphy was President and Trustee of the Oppenheimer Funds. In addition, during the Class Period, Murphy was the Chairman and Chief

Executive Officer (since September 2000) of OppenheimerFunds, President and a director or trustee of other Oppenheimer funds; President and a director (since July 2001) of Oppenheimer Acquisition Corp. (OppenheimerFunds' parent holding company) and Oppenheimer Partnership Holdings, Inc. (a holding company subsidiary of OppenheimerFunds), Chairman and a director (since July 2001) of Shareholder Services, Inc. and of Shareholder Financial Services, Inc. (transfer agent subsidiaries of OppenheimerFunds), President and a director (since July 2001) of OppenheimerFunds Legacy Program; a director of the investment advisory subsidiaries of Oppenheimer Funds, Chief Operating Officer (September 2000 - June 2001) of OppenheimerFunds and Executive Vice President (since February 1997) of MassMutual.

15. During the Class Period, defendant Yeutter has served as Chairman of the Board of Trustees of the Oppenheimer Funds. He is responsible for overseeing 25 portfolios in the Oppenheimer Funds complex. During calendar year 2002, Yeutter received compensation of $71,792.00 from the Oppenheimer Funds.

16. During the Class Period, defendant Galli has served as a trustee or director of the Oppenheimer Funds. Galli is responsible for overseeing 35 portfolios in the Oppenheimer Funds complex. During calendar year 2002, Galli received compensation of $198,386.50 from the Oppenheimer Funds.

17. During the Class Period, defendant Griffiths has served as a trustee of the Oppenheimer Funds. Griffiths is responsible for overseeing 25 portfolios in the Oppenheimer Funds complex. During calendar year 2002, Griffiths received compensation of $60,861.00 from the Oppenheimer Funds.

18. During the Class Period, defendant Motley was a trustee of the Oppenheimer

Funds responsible for overseeing 25 portfolios in the Oppenheimer Funds complex. During calendar year 2002, Motley received compensation of $14,453.00 from the Oppenheimer Funds.

19. During the Class Period, defendant Randall was a trustee of the Oppenheimer Funds responsible for overseeing 25 portfolios in the Oppenheimer Funds complex. During calendar year 2002, Randall received compensation of $97,012.00 from the Oppenheimer Funds.

20. During the Class Period, defendant Regan was a trustee of the Oppenheimer Funds responsible for overseeing 25 portfolios in the Oppenheimer Funds complex. During calendar year 2002, Regan received compensation of $95,960.00 from the Oppenheimer Funds.

21. During the Class Period, defendant Reynolds was a trustee of the Oppenheimer Funds responsible for overseeing 25 portfolios in the Oppenheimer Funds complex. During calendar year 2002, Reynolds received compensation of $71,792.00 from the Oppenheimer Funds.

22. During the Class Period, defendant Spiro was Vice Chairman of the Board of Trustees. In addition, during the Class Period, Spiro was Chairman Emeritus (since 1991) of OppenheimerFunds. Immediately prior to the Class Period, Spiro had served as a director of OppenheimerFunds from January 1969 to August 1999. Spiro was responsible for overseeing 25 portfolios in the Oppenheimer Funds complex. During calendar year 2002, Spiro received compensation of $64,080.00 from the Oppenheimer Funds.

23. Defendants John Does 1-100 were Oppenheimer Directors and/or Officers during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of plaintiff's counsel's ongoing investigation.

24. The nominal defendants, the Oppenheimer Funds, as captioned above, are open-ended management companies funded by monies invested by mutual fund shareholders. Each has its own individual board of directors. Each of the Oppenheimer Funds is identified in the schedule attached hereto.

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure, on behalf of all persons or entities who purchased, redeemed, or held shares or like interests in any of the Oppenheimer Funds during the period from August 31, 1999 through March 22, 2004, inclusive, and who were damaged thereby (the "Class" and "Class Period," respectively) – excluding defendants, the members of the individual defendants' immediate families, their heirs, successors, and assigns.

26. Members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown at this time, plaintiff believes that there are thousands of members of the Class dispersed throughout the United States. The number of Class members and their addresses is currently unknown to plaintiff, but can be ascertained from the Funds' books and records.

27. Plaintiff's claims are typical of the claims of the members of the Class. Plaintiff and the members of the Class have sustained damages because of defendants' unlawful activities alleged herein. Plaintiff has no interests which are contrary to, or in conflict with, those of the Class he seeks to represent.

28. Plaintiff has retained counsel competent and experienced in class action and securities litigation and intend to prosecute this action vigorously. The interests of the Class will

be fairly and adequately protected by plaintiff.

29. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

30. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

A. whether defendants violated the Investment Company and Investment Advisers Acts, violated the common law and/or breached their common law fiduciary duties as alleged herein;

B. whether defendants participated in and pursued the common course of conduct complained of; and

C. whether plaintiff and the Class have sustained damages and the appropriate measurement thereof.

31. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Further, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Trustee Defendants Breached Their Fiduciary Duties to the Class Members

32. The Board of Trustees for each Oppenheimer Fund is responsible for managing each portfolio or fund. As such, each of these trustees bears fiduciary duties to the shareholders of the Oppenheimer Funds.

33. Members of these boards knew of their duties by virtue of OppenheimerFunds' membership in the Investment Company Institute ("ICI"), a national association which described itself as "the national association of the U.S. investment company industry." ICI has stated that "the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company." As the ICI stated, "mutual fund directors are responsible for protecting . . . the funds' investors . . . The unique 'watchdog' role . . . provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments."

34. The defendants' public filings state that the Boards of Trustees for the Oppenheimer Funds are responsible for the management and supervision of the Oppenheimer Funds. The Oppenheimer Developing Markets Fund's Statement of Additional Information, dated October 23, 2003 and made available to investors (the "Statement"), states that "[t]he Fund is governed by a Board of Trustees, which is responsible for protecting the interests of shareholders . . . ."

35. The Statement also sets forth in greater detail the purported process by which the investment managers are selected:

Each year, the Board of Trustees, including a majority of the Independent Trustees, is required to approve the renewal of the investment advisory agreement. The Investment Company Act requires that the Board request and evaluate and the Manager provide such information as may be reasonably necessary to evaluate the terms of the investment advisory agreement. The Board employs an independent consultant to prepare a report that provides such information as the Board requests for this purpose.

The Board also receives information about the 12b-1 distribution fees the Fund pays. These distribution fees are reviewed and approved at a different time of the year.

The Board reviewed the foregoing information in arriving at its decision to renew the investment advisory agreement. Among other factors, the Board considered:

o The nature, cost, and quality of the services provided to the Fund and its shareholders;

o The profitability of the Fund to the Manager;

o The investment performance of the Fund in comparison to regular market indices;

o Economies of scale that may be available to the Fund from the Manager;

o Fees paid by other mutual funds for similar services;

o The value and quality of any other benefits or services received by the Fund from its relationship with the Manager; and

o The direct and indirect benefits the Manager received from its relationship with the Fund. These included services provided by the Distributor and the Transfer Agent, and brokerage and soft dollar arrangements permissible under Section 28(e) of the Securities Exchange Act.

The Board considered that the Manager must be able to pay and retain high quality personnel at competitive rates to provide services to the Fund. The Board also considered that maintaining the financial viability of the Manager is important so that the Manager will be able to continue to provide quality services to the Fund and its shareholders in adverse times. The Board also considered the investment performance of other mutual funds advised by the Manager. The Board is aware that there are alternatives to the use of the Manager.

36. Similar or identical statements are included in the Statements of Additional Information for each of the Oppenheimer Funds.

37. Contrary to the Statements of Additional Information for the Oppenheimer Funds, the Trustee Defendants were controlled by the Investment Advisers, which induced the Trustee Defendants to breach their statutory and fiduciary duties described above. The Trustee Defendants were charged with managing and supervising the Oppenheimer Funds and to take reasonable steps to prevent the Investment Advisers from stealing the assets of the Oppenheimer Funds. They did not.

38. In many cases, the trustees of the Oppenheimer Funds were employees or former employees of the Investment Advisers. Indeed, to ensure that the Trustee Defendants were compliant with their wishes, the Investment Advisers often recruited key fund trustees from the ranks of investment adviser companies. For example, in addition to being a trustee or director of several Oppenheimer Funds, defendant Murphy also was the Chairman and Chief Executive Officer (since September 2000) of OppenheimerFunds; President and a director (since July 2001) of Oppenheimer Acquisition Corp. (OppenheimerFunds' parent holding company) and Oppenheimer Partnership Holdings, Inc. (a holding company subsidiary of OppenheimerFunds), Chairman and a director (since July 2001) of Shareholder Services, Inc. and of Shareholder Financial Services, Inc. (transfer agent subsidiaries of OppenheimerFunds), President and a director (since July 2001) of OppenheimerFunds Legacy Program; a director of the investment advisory subsidiaries of OppenheimerFunds, Chief Operating Officer (September 2000 - June 2001) of OppenheimerFunds and Executive Vice President (since February 1997) of MassMutual.

39. Further, the Trustee Defendants served for indefinite terms – at the discretion of the Investment Advisers – and were paid excessive salaries. This put them in a compromising

situation, and as such, the Trustee Defendants were not acting solely in the interests of the investors in Oppenheimer Funds.

40. As a result of the breaches by the Trustee Defendants, the Investment Advisers were in a position to charge the Oppenheimer Funds a variety of fees, each of which was calculated as a percentage of the assets under management. Thus, as additional assets were invested in the Oppenheimer Funds and their assets grew, the Investment Advisers were paid increasing amounts for managing the Funds. The Investment Advisers acted on this incentive to increase the aggregate amount of money invested in the Oppenheimer Funds as much as possible.

41. These practices proved to be very profitable for the Investment Advisers – at the expense of plaintiff and other Class members. On September 15, 2003, an article in *Forbes* magazine stated, in relevant part, that "once a fund reaches a certain critical mass, ***the directors know that there is no discernible benefit from having the fund become bigger*** by drawing in more investors; in fact, they know the opposite to be true – once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors."

42. As evidence of the relationship between what should have been – with directors capping new investments at a point where investors start getting hurt – and what was, the *Forbes* magazine article went on to state the mutual fund business "grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%."

43. Plaintiff and other members of the Class never knew, nor could they have known, from reading the Funds' prospectuses or any other materials issued, published or distributed by any of the defendants that the Investment Advisers were using such unsavory tactics to enrich

themselves at the expense of plaintiff and the Class.

The Investment Advisers, With the Compliance of the Trustee Defendants, Improperly Took Advantage of Rule 12b-1 Plan Marketing Fees

44. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, sets forth certain restrictions on the manner in which mutual funds may pay for costs associated with marketing their own shares for sale to the public. Specifically, Rule 12b-1 requires that:

A. payments for marketing must be made pursuant to a written plan describing all material aspects of the proposed financing of distribution;

B. all agreements with any person relating to implementation of the plan must be written;

C. the plan must be approved by a majority of the board of directors; and

D. the board of directors must review, at least quarterly, a written report of expenses and the purposes of those expenses.

45. Directors may institute or continue a Rule 12b-1 Plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that there is a reasonable likelihood that the plan will benefit the company and its shareholders."

46. There was no "reasonable likelihood" that any marketing plan put into effect to sell the Oppenheimer Funds would benefit the Class. On the contrary, and as explained in the *Forbes* article referenced above, as the Funds were marketed and the number of fund investors increased and the amount of assets being managed increased, the benefits of any economies of scale were not passed on to plaintiff and other Class members. Rather, the fees charged by the

Investment Advisers increased. If anything, the Oppenheimer Funds' marketing efforts created diminishing marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. Simultaneously, the 12b-1 Plans put in place by the Trustee Defendants served to enrich the Investment Advisers - who were paid 12b-1 fees out of the Funds' assets.

47. Either the Director Defendants failed to review any written reports created pursuant to the Oppenheimer Funds' Rule 12b-1 Plans, as they were required to do by statute and common law, or they reviewed such reports and either knowingly or recklessly failed to terminate the Rule 12b-1 Plans and any payments made to the Investment Advisers or other defendants pursuant to any such Plan. The Director Defendants acted in this manner even though such payments harmed existing Oppenheimer Fund shareholders and were also improperly used to induce brokers to breach their own duties of loyalty to their prospective investors.

48. Moreover, at least one Oppenheimer Fund was closed to new investors and, consequently, the so-called 12b-1 fees could not possibly have been used to market and distribute it. For example, the Oppenheimer Principal Protected Main Street Fund was closed to new investors. Nevertheless, the Investment Advisers received 12b-1 fees charged to the closed fund.

49. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional improper payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the Oppenheimer Funds 12b-1 Plan.

Improperly Paying Excessive Commissions to
<u>Brokers to Steer Clients to Oppenheimer Funds</u>

50. It is not uncommon, nor is it illegal *per se*, for investment advisers advising mutual funds to have the funds pay broker commissions on the purchase and sale of securities owned by the fund. Moreover, these commissions may properly be used to purchase certain other services from brokers as well. In fact, the "safe harbor" provision of Section 28(e) of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades – as long as it "was determined in good faith that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e). Funds are also allowed to include in "commissions" payments for services other than execution of securities transactions, but also for other specified services – defined as "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities."

51. The practice of mutual funds paying broker-dealers commissions at above-market rates in exchange for bundled services, such as research or access to information technology is commonly referred to as paying "soft dollar" commissions. <u>Morningstar.com</u> described soft dollars as follows:

> Soft dollars are payments from fund companies to brokerages that are tacked onto the commissions they pay when they trade stocks. In return for overpaying, brokerages give the fund companies services in return. These services can include third-party research, access to IPOs, or pretty much anything the fund company wants--even goods like computers or office furniture.
>
> Here's the catch: When fund companies buy services this way, they aren't included in the fund's expense ratio, so the actual costs can be hidden from fund investors. And there's another catch: Fund companies generally get less than $1 back for $1 in

soft dollars. Thus, the true costs to fund shareholders are raised.

> The ICI says soft dollars should not be used to buy third-party research or other goods readily available, such as computers. The ICI did say, though, that soft dollars should still be allowed for the purposes of buying sell-side research that is proprietary to the brokerage.

52. The Investment Advisers and the Trustee Defendants allowed the Oppenheimer Funds to pay soft dollar commissions from the Funds' assets. The goods and/or services received in exchange for these soft dollar payments otherwise offset the Investment Advisers' costs. The use of soft dollars for this purpose was undisclosed. This practice enriched the Investment Advisers at the expense of plaintiff and the Class. It also demonstrates that the Trustee Defendants failed to uphold their common law and statutory fiduciary duties to plaintiff and the Class.

53. In addition to using soft dollars to defray expenses that should have rightly been incurred by the Investment Advisers (and not the Funds and shareholders), the Investment Advisers paid soft dollar commissions to fuel sales contests and other promotions which encouraged brokerage companies who were receiving soft dollars from the Oppenheimer Funds to aggressively market the Funds to their clients. This practice is referred to as "directed brokerage." The Investment Advisers were motivated to do this because their fees represented a percentage of the total assets under management. Thus, by using soft dollar commissions (paid out of Funds' assets) to fuel increased sales of Oppenheimer Funds, which had the effect of increasing the amount of assets under management by the Investment Advisers, the defendants increased their own compensation at the expense of plaintiff and the Class.

54. Defendants use of soft dollars created a conflict of interest which caused brokers to steer clients to Oppenheimer Funds regardless of the Funds' investment quality.

55. By paying the excessive brokerage commissions, the Investment Advisers additionally violated Section 12 of the Investment Company Act because such payments were not made pursuant to a valid Rule 12b-1 Plan.

56. The excessive commissions did not fund any services that benefited the Oppenheimer Funds shareholders. This practice materially harmed plaintiff and other members of the Class from whom the soft dollars and excessive commissions were taken.

57. Additionally, on information and belief, the defendants, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and constitutes a further breach of fiduciary duties.

58. On January 14, 2004, The Wall Street Journal published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article noted that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring. It held a news conference yesterday to announce it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.

> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund [. . .]
>
> People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.

The March 22, 2004 Disclosure

59. In a March 22, 2004 supplement to numerous Smith Barney Funds Prospectuses, the following language appeared:

> Effective March 22, 2004, the following is added after the first paragraph under the heading "Management -- Distribution plans" in the Prospectuses for each of the Funds listed below:
>
> In addition, the distributors may make payments for distribution and/or shareholder servicing activities out of their past profits and other available sources. The distributors may also make payments for marketing, promotional or related expenses to dealers. The amount of these payments is determined by the distributors and may be substantial. The manager or an affiliate may make similar payments under similar arrangements.
>
> **The payments described above are often referred to as "revenue sharing payments." The recipients of such payments may include the funds' distributor and other affiliates of the manager, broker-dealers, financial institutions and other financial intermediaries through which investors may purchase shares of a fund. In some circumstances, such payments may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of a fund to you.** Please contact your financial intermediary for details about revenue sharing payments it may receive.

(Emphasis added)

60. The Oppenheimer Funds were identified as one of the mutual fund families that Smith Barney brokers were paid to push in a June 2004 press release on Smith Barney's website entitled, "Mutual Funds, Revenue Sharing and Other Compensation Disclosure." (See

http://www.smithbarney.com/products_services/mutual_funds/investor_information/revenueshare.html).

61. Wachovia Securities has also said that "it receive[s] payments from many of the companies whose funds we sell." Wachovia Securities identified the Oppenheimer Funds as one of the mutual fund companies from which Wachovia received payments. (See http://www.wachovia.com/files/MutualFundGuide.pdf).

The Prospectuses Were Materially False and Misleading

62. Plaintiff and other members of the Class were entitled to, and did receive, one or more of the prospectuses pursuant to which the Oppenheimer Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding Rule 12b-1 Plan fees, commissions and soft dollars. Each prospectus incorporated by reference the Statement of Additional Information for the fund or funds covered by the prospectus..

63. The Statement of Additional Information dated October 23, 2003, for the Oppenheimer Developing Markets Fund offered by the Investment Advisors, incorporated by reference in certain of the Oppenheimer Funds Prospectus, and available to the investor upon request, states as follows with respect to soft dollars and revenue sharing:

> Each year, the Board of Trustees, including a majority of the Independent Trustees, is required to approve the renewal of the investment advisory agreement. The Investment Company Act requires that the Board request and evaluate and the Manager provide such information as may be reasonably necessary to evaluate the terms of the investment advisory agreement. The Board employs an independent consultant to prepare a report that provides such information as the Board requests for this purpose.
>
> The Board also receives information about the 12b-1 distribution fees the Fund pays. These distribution fees are reviewed and approved at a different time of the year.

The Board reviewed the foregoing information in arriving at its decision to renew the investment advisory agreement. Among other factors, the Board considered:

o The nature, cost, and quality of the services provided to the Fund and its shareholders;

o The profitability of the Fund to the Manager;

o The investment performance of the Fund in comparison to regular market indices;

o Economies of scale that may be available to the Fund from the Manager;

o Fees paid by other mutual funds for similar services;

o The value and quality of any other benefits or services received by the Fund from its relationship with the Manager; and

o The direct and indirect benefits the Manager received from its relationship with the Fund. These included services provided by the Distributor and the Transfer Agent, and brokerage and soft dollar arrangements permissible under Section 28(e) of the Securities Exchange Act.

The Board considered that the Manager must be able to pay and retain high quality personnel at competitive rates to provide services to the Fund. The Board also considered that maintaining the financial viability of the Manager is important so that the Manager will be able to continue to provide quality services to the Fund and its shareholders in adverse times. The Board also considered the investment performance of other mutual funds advised by the Manager. The Board is aware that there are alternatives to the use of the Manager.

64. The prospectuses failed to disclose and misrepresented the following information, thus damaging plaintiff and other members of the Class:

A. the Investment Advisers and Trustee Defendants authorized the payment from fund assets of excessive commissions to broker-dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties and unprotected by any "safe harbor";

B. the Funds' directed brokerage payments, made as directed by the

Investment Advisers and with the approval of the Trustee Defendants, to firms that favored Oppenheimer Funds, which was a form of marketing that was not disclosed in or authorized by the Oppenheimer Funds Rule 12b-1 Plan;

C. the Oppenheimer Funds' Rule 12b-1 Plan did not comply with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the Funds and their shareholders;

D. by paying brokers to aggressively steer their clients to Oppenheimer Funds, the Investment Advisers were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

E. any economies of scale achieved by marketing the Oppenheimer Funds to new investors were not passed onto Oppenheimer Funds' investors;

F. defendants improperly used and paid excessive commissions, paid from the Oppenheimer Funds' assets, to pay for overhead expenses the cost of which should have been borne by the Investment Advisers and not Oppenheimer Funds' investors; and

G. the respective Trustee Defendants had breached their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Advisers, and that the Investment Advisers were able to systematically skim millions and millions of dollars from the Oppenheimer Funds.

65. By reason of the conduct described above, the Investment Advisers violated Section 34(b) of the Investment Company Act.

INVESTMENT COMPANY ACT CLAIMS

COUNT I

Against The Investment Adviser And The Trustee Defendants For
Violations Of Section 34(b) Of The Investment Company Act On Behalf Of The Class

66. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

67. This Count is asserted against the Investment Advisers in their role as investment advisers to the Oppenheimer Funds and against the Trustee Defendants for their roles in the creation of the materially false and misleading prospectuses.

68. The Investment Advisers and the Trustee Defendants made materially untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements, from being materially false and misleading. The Investment Advisers and Trustee Defendants failed to disclose that:

A. they authorized the payment from fund assets of excessive commissions to broker-dealers in exchange for preferential marketing services, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

B. they directed brokerage payments to firms that favored Oppenheimer Funds, which was a form of marketing that was not disclosed in or authorized by the Oppenheimer Funds Rule 12b-1 Plan;

C. the Oppenheimer Funds Rule 12b-1 Plan, and payments made pursuant to it were non-compliant because the plan was in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee

Defendants and there was not a reasonable likelihood that the plan would benefit the Funds and the Funds' shareholders;

D. that by paying brokers to aggressively steer their clients to Oppenheimer Funds and profiting from the brokers' improper conduct, they knowingly aided and abetted that breach of fiduciary duty;

E. any economies of scale achieved by marketing of the Oppenheimer Funds to new investors were not passed on to Oppenheimer Funds investors;

F. defendants improperly used excessive commissions, soft dollars, paid from Oppenheimer Funds' assets, to pay for overhead expenses which should not have been borne by the investors of Oppenheimer and not Oppenheimer Funds' investors; and

G. they were able to systematically skim millions of dollars from the Oppenheimer Funds because the Trustee Defendants failed to monitor and supervise them.

69. The Investment Advisers, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

70. By reason of the conduct described above, the Investment Advisers violated Section 34(b) of the Investment Company Act.

71. As a direct, proximate and foreseeable result of the Investment Advisers' violation of Section 34(b) of the Investment Company Act, Oppenheimer Funds investors have incurred damages.

72. Plaintiff and members of the Class have been specially injured by the defendants' violation of Section 34(b) of the Investment Company Act. Such injury were suffered directly by

the shareholders, rather than by the Oppenheimer Funds themselves.

73. The Investment Advisers and the Trustee Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

74. As a direct, proximate and foreseeable result of the Investment Advisers' violation of Section 34(b) of the Investment Company Act, plaintiff and the Class Members have incurred damages.

COUNT II

Against Oppenheimer Distributor, The Investment Advisers, And The Trustee Defendants Pursuant To Section 36(a) Of The Investment Company Act Derivatively On Behalf Of The Oppenheimer Funds

75. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

76. This Count is brought by the Class (as Oppenheimer Funds securities holders) against Oppenheimer Distributor, the Investment Advisers, and the Trustee Defendants for breaches of their fiduciary duties as defined by Section 36(a) of the Investment Company Act.

77. Oppenheimer Distributor, the Investment Advisers, and the Trustee Defendants each had a fiduciary duty to the Class.

78. Oppenheimer Distributor, the Investment Advisers, and the Trustee Defendants violated Section 36(a) by improperly charging investors in the Oppenheimer Funds purported Rule 12b-1 marketing fees, and by drawing on Oppenheimer Funds assets to make undisclosed payments of soft dollars and excessive commissions, in violation of Rule 12b-l.

79. By reason of the conduct described above, Oppenheimer Distributor, the Investment Advisers, and the Trustee Defendants violated Section 36(a) of the Investment Company Act.

80. As a direct, proximate, and foreseeable result of Oppenheimer Distributor', the Investment Advisers', and the Trustees Defendants' breaches of the fiduciary duties in their roles as principal underwriter, investment adviser, and trustees and officers, respectively to Oppenheimer Funds investors, the Class have incurred millions of dollars in damages.

81. Plaintiff, in this Count, seeks to enjoin defendants from engaging in such practices in the future, as well as recover improper Rule 12b-1 fees, soft dollars, excessive commissions and management fees charged the investors of Oppenheimer Funds by Oppenheimer Distributor, the Investment Advisers, and the Trustee Defendants.

COUNT III

Against Oppenheimer Distributor, The Investment Advisers And The Trustee Defendants Pursuant To Section 36(b) Of The Investment Company Act

82. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

83. This Count is brought by the Class (as Oppenheimer Funds securities holders) on behalf of the Oppenheimer Funds against Oppenheimer Distributor, the Investment Advisers and the Trustee Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

84. Oppenheimer Distributor, the Investment Advisers, and the Trustee Defendants had a fiduciary duty to the Oppenheimer Funds investors with respect to the receipt of

compensation for services and of payments of a material nature made by and to the Oppenheimer Distributor, the Investment Advisers, and the Trustee Defendants.

85. Oppenheimer Distributor, the Investment Advisers, and the Trustee Defendants violated Section 36(b) by improperly charging investors in the Oppenheimer Funds purported Rule 12b-1 marketing fees, and by drawing on assets of the investors of Oppenheimer Funds to make undisclosed payments of soft dollars and excessive commissions in violation of Rule 12b-1.

86. By reason of the conduct described above, Oppenheimer Distributor, the Investment Advisers, and the Trustee Defendants violated Section 36(b) of the Investment Company Act.

87. The Trustee Defendants received improper payments, in that they received their compensation despite the fact they violated their fiduciary duties to the investors.

88. As a direct, proximate and foreseeable result of the Oppenheimer Distributor', the Investment Advisers', and the Trustee Defendants' breach of the fiduciary duties in their roles as principal underwriter, investment advisor and directors and trustees, respectively, to the Oppenheimer Funds investors, the Class has incurred millions of dollars in damages.

89. Plaintiff and the Class, in this Count, seeks to recover the Rule 12b-1 fees, soft dollars, excessive commissions and the management fees charged the Oppenheimer Funds by Oppenheimer Distributor, the Investment Advisers, and the Trustee Defendants.

COUNT IV

Against The Investment Advisers (As Control Persons Of The Trustee Defendants and Oppenheimer Distributor) For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The Oppenheimer Funds

90. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

91. This Count is brought pursuant to Section 48(a) of the Investment Company Act against the Investment Advisers, who caused the Trustee Defendants and Oppenheimer Distributor to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of the Investor Advisers, the Trustee Defendants, and Oppenheimer Distributor.

92. The Trustee Defendants and Oppenheimer Distributor are liable under Section 34(b) and 36(b) of the Investment Company Act to the Class and under Section 36(a) of the Investment Company Act to the Oppenheimer Funds as set forth herein.

93. The Investment Advisers were "control persons" of the Trustee Defendants and Oppenheimer Distributor that caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Trustee Defendants and Oppenheimer Distributor, the Investment Advisers directly and indirectly, had the power and authority, and exercised the same, to cause the Trustee Defendants and Oppenheimer Distributor to engage in the wrongful conduct complained of herein.

94. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, the Investor Advisers are liable to plaintiff to the same extent as are the Trustee Defendants and Oppenheimer Distributor for their primary violations of Sections 34(b) and 36(a) and (b) of the Investment Company Act.

95. By virtue of the foregoing, the Oppenheimer Funds, plaintiff, and other Class

members are entitled to damages against the Investment Advisers.

INVESTMENT ADVISER ACT CLAIMS

COUNT V

Against The Investment Advisers Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The Oppenheimer Funds

96. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

97. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

98. The Investment Advisers served as "investment advisers" to the Oppenheimer Funds and the Oppenheimer Funds investors pursuant to the Investment Advisers Act.

99. As fiduciaries pursuant to the Investment Advisers Act, the Investment Advisers were required to serve the Oppenheimer Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

100. During the Class Period, the Investment Advisers breached their fiduciary duties to the Oppenheimer Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Oppenheimer Funds. As detailed above, the Investment Advisers skimmed money from the Oppenheimer Funds by charging and collecting fees from the Oppenheimer Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice

and course of conduct was to enrich the Investment Advisers, among other defendants, at the expense of the Oppenheimer Funds. The Investment Advisers breached their fiduciary duties owed to the Oppenheimer Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Oppenheimer Funds.

101. The Investment Advisers are liable as direct participants in the wrongs complained of herein. The Investment Advisers, because of their position of authority and control over the Oppenheimer Funds were able to and did control the fees charged to and collected from the Oppenheimer Funds and otherwise control the operations of the OppenheimerFunds.

102. The Investment Advisers had a duty to (1) disseminate accurate and truthful information with respect to the Oppenheimer Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Oppenheimer Funds. The Investment Advisers participated in the wrongdoing complained of herein in order to prevent the Oppenheimer Funds from knowing of the Investment Advisers' breaches of fiduciary duties including: (1) the charging of the Oppenheimer Funds and Oppenheimer Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of soft dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Oppenheimer Funds for excessive and improper commission payments to brokers.

103. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the Oppenheimer Funds, the Oppenheimer Funds were damaged.

104. The Oppenheimer Funds are entitled to rescind their investment advisory contracts with the Investment Advisers and recover all fees paid in connection with such

agreements.

BREACH OF FIDUCIARY DUTY CLAIMS

COUNT VI

Breach Of Fiduciary Duty Against The Investment Advisers On Behalf Of The Class

105. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

106. As investment advisers to the Oppenheimer Funds, the Investment Advisers were fiduciaries to plaintiff and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

107. As set forth above, the Investment Advisers breached their fiduciary duties to plaintiff and the Class.

108. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Advisers and have suffered substantial damages.

109. Because the Investment Advisers acted with reckless and willful disregard for the rights of plaintiff and other members of the Class, the Investment Advisers are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Breach Of Fiduciary Duty Against The Trustee Defendants On Behalf Of The Class

110. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

111. As Oppenheimer Funds Trustees, the Trustee Defendants had a fiduciary duty to

the Oppenheimer Funds and Oppenheimer Funds investors to supervise and monitor the Investment Advisers.

112. The Trustee Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Advisers from (1) charging the Oppenheimer Funds and Oppenheimer Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of soft dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Oppenheimer Funds for excessive and improper commission payments to brokers.

113. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Trustee Defendants and have suffered substantial damages.

114. Because the Trustee Defendants acted with reckless and willful disregard for the rights of plaintiff and the other members of the Class, the Trustee Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VIII

Aiding And Abetting A Breach Of Fiduciary Duty Against All Defendants On Behalf Of The Class

115. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

116. At all times herein, the broker dealers that sold Oppenheimer Funds had fiduciary duties of loyalty to their clients, including plaintiff and the other members of the Class.

117. Defendants knew or should have known that the broker dealers had these fiduciary duties.

118. By accepting improper Rule 12b-1 fees, soft dollars and excessive commissions in exchange for aggressively pushing Oppenheimer Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to plaintiff and the other members of the Class.

119. Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

120. Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by plaintiff and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, defendants are liable therefor.

121. As a direct, proximate and foreseeable result of the defendants' knowing participation in the brokerages' breaches of fiduciary duties, plaintiff and the Class have suffered damages.

122. Because defendants acted with reckless and willful disregard for the rights of plaintiff and the other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

UNJUST ENRICHMENT

COUNT IX

Against All Defendants For Unjust Enrichment On Behalf Of The Class

123. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

124. Defendants benefited from their unlawful acts through the excessive and improper

fees they charged and received from Plaintiff and the other members of the Class. It would be inequitable for Defendants to be permitted to retain the benefit of thee overpayments, which were conferred by plaintiff and other members of the Class retained by defendants.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

(A) Determining that this action is a proper class action and certifying plaintiff as the Class representative and plaintiff's counsel as Class counsel pursuant to Rule 23 of the Federal Rules of Civil Procedure;

(B) Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(C) Awarding punitive damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(D) Awarding the Oppenheimer Funds rescission of their contracts with the Investment Advisers, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Advisers;

(E) Ordering an accounting of all Oppenheimer Funds-related fees, commissions, and soft dollar payments;

(F) Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

(G) Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that plaintiff and the Class have an effective remedy;

(H) Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(I) Such other and further relief as the Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: September 3, 2004

WOLF POPPER LLP

By: ____________________
Marian P. Rosner (MR 0410)
Michael A. Schwartz (MS 2352)
James A. Harrod (JH 4400)
Ken H. Chang (KC 8491)
845 Third Avenue
New York, New York 10022
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SCHEDULE - THE OPPENHEIMER FUNDS

OPPENHEIMER DEVELOPING MARKETS FUND
OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND
OPPENHEIMER INTERNATIONAL GROWTH FUND
OPPENHEIMER GLOBAL FUND
OPPENHEIMER INTERNATIONAL VALUE FUND
OPPENHEIMER QUEST INTERNATIONAL VALUE FUND, INC.
OPPENHEIMER GLOBAL OPPORTUNITIES FUND
OPPENHEIMER GROWTH FUND
OPPENHEIMER CAPITAL APPRECIATION FUND
OPPENHEIMER MIDCAP FUND
OPPENHEIMER ENTERPRISE FUND
OPPENHEIMER DISCOVERY FUND
OPPENHEIMER EMERGING GROWTH FUND
OPPENHEIMER MAIN STREET FUND®
OPPENHEIMER EQUITY FUND, INC.
OPPENHEIMER MAIN STREET OPPORTUNITY FUNDS
OPPENHEIMER MAIN STREET SMALL CAP FUND®
OPPENHEIMER PRINCIPAL PROTECTED MAIN STREET FUND
OPPENHEIMER QUEST VALUE FUND
OPPENHEIMER VALUE FUND
OPPENHEIMER SMALL CAP VALUE FUND
OPPENHEIMER QUEST OPPORTUNITY VALUE FUND
OPPENHEIMER QUEST CAPITAL VALUE FUND
OPPENHEIMER QUEST BALANCED FUND
OPPENHEIMER BALANCED FUND
OPPENHEIMER CAPITAL INCOME FUND
OPPENHEIMER CONVERTIBLE SECURITIES FUND
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OPPENHEIMER GOLD & SPECIAL MINERALS FUND
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OPPENHEIMER REAL ESTATE FUND
OPPENHEIMER DISCIPLINED ALLOCATION FUND
OPPENHEIMER INTERNATIONAL BOND FUND
OPPENHEIMER HIGH YIELD FUND
OPPENHEIMER CHAMPION INCOME FUND
OPPENHEIMER STRATEGIC INCOME FUND
OPPENHEIMER TOTAL RETURN BOND FUND
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OPPENHEIMER SENIOR FLOATING RATE FUND
OPPENHEIMER U.S. GOVERNMENT TRUST
OPPENHEIMER LIMITED-TERM GOVERNMENT FUND
OPPENHEIMER CAPITAL PRESERVATION FUND

OPPENHEIMER CALIFORNIA MUNICIPAL FUND
OPPENHEIMER NEW JERSEY MUNICIPAL FUND
OPPENHEIMER AMT-FREE NEW YORK MUNICIPALS
OPPENHEIMER AMT-FREE MUNICIPALS
OPPENHEIMER LIMITED TERM MUNICIPAL FUND
OPPENHEIMER ROCHESTER NATIONAL MUNICIPALS
OPPENHEIMER PENNSYLVANIA MUNICIPAL FUND
OPPENHEIMER ROCHESTER FUND MUNICIPALS
OPPENHEIMER LIMITED-TERM NEW YORK MUNICIPAL FUND

RETURN COPY

Melissa L. Weiss
Vice President and
Associate Counsel
Telephone: 212-323-0247
Facsimile: 212-912-6322
E-mail: mweiss@oppenheimerfunds.com

OppenheimerFunds®
OppenheimerFunds, Inc.
Two World Financial Center
New York, NY 10281
Tel 212.323.0200

By Overnight Delivery

Date:______________________

September 21, 2004

Time:______________________

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

Signature:______________________

Re: Civil Action Documents Filed on Behalf of OppenheimerFunds, Inc. (File No. 801-8253), OppenheimerFunds Distributor, Inc. (File No. 8-22992), OppenheimerFunds Services (File No. 084-01562), and the following registered investment companies: Oppenheimer AMT-Free Municipals (File No. 811-2668), Oppenheimer AMT-Free New York Municipals (File No. 811-4054), Oppenheimer Balanced Fund (File No. 811-3864), Oppenheimer California Municipal Fund (File No. 811-5586), Oppenheimer Capital Appreciation Fund (File No. 811-3105), Oppenheimer Capital Income Fund (File No. 811-1512), Oppenheimer Capital Preservation Fund (File No. 811-8799), Oppenheimer Champion Income Fund (File No. 811-5281), Oppenheimer Developing Markets Fund (File No. 811-07657), Oppenheimer Discovery Fund (File No. 811-4410), Oppenheimer Emerging Growth Fund (File No. 811-10071), Oppenheimer Emerging Technologies Fund (File No. 811-09845), Oppenheimer Enterprise Fund (File No. 811-07265), Oppenheimer Equity Fund, Inc. (File No. 811-490), Oppenheimer Global Fund (File No. 811-1810), Oppenheimer Global Opportunities Fund (File No. 811-6001), Oppenheimer Gold & Special Minerals Fund (File No. 811-3694), Oppenheimer Growth Fund (File No. 811-2306), Oppenheimer High Yield Fund (File No. 811-2849), Oppenheimer Integrity Funds (File No. 811-3420), Oppenheimer International Bond Fund (File No. 811-07255), Oppenheimer International Growth Fund (File No. 811-07489), Oppenheimer International Small Company Fund (File No. 811-08299), Oppenheimer International Value Fund (File No. 811-21369), Oppenheimer Limited-Term Government Fund (File No. 811-4563), Oppenheimer Limited Term Municipal Fund (File No. 811-4803), Oppenheimer Main Street Funds, Inc. (File No. 811-5360), Oppenheimer Main Street Opportunity Fund (File No. 811-10001), Oppenheimer Main Street Small Cap Fund (File No. 811-09333), Oppenheimer MidCap Fund (File No. 811-08297), Oppenheimer Multi-State Municipal Trust (File No. 811-5867), Oppenheimer Principal Protected Trust (File No, 811-21281), Oppenheimer Quest International Value Fund, Inc. (File No. 811-06105), Oppenheimer Quest Value Fund, Inc. (File No. 811-2944), Oppenheimer Quest Capital Value Fund, Inc. (File No. 811-04797), Oppenheimer Quest for Value Funds (File No. 811-5225), Oppenheimer Real Asset Fund (File No. 811-07857), Oppenheimer Real Estate Fund (File No. 811-10589), Oppenheimer Senior Floating Rate Fund (File No. 811-09373), Oppenheimer Series Fund, Inc. (File No. 811-3346), Oppenheimer Strategic Income Fund (File No. 811-5724), Oppenheimer Total Return Bond Fund (File No. 811-21268), Oppenheimer U.S. Government Trust (File No. 811-3430), Oppenheimer Convertible Securities Fund (File No. 811-4576), Rochester Fund Municipals (File No. 811-3614), Rochester Portfolio Series (File No. 811-6332), and the Directors and Officers of each of the registered investment companies named above

To the Securities and Exchange Commission:

Enclosed for filing on behalf of the registered investment companies and certain of their respective affiliates, captioned above (the "Oppenheimer Defendants"), pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the complaint filed in *Grobler, et al. v. OppenheimerFunds, Inc., et al.,* (U.S.D.C., SDNY) (Case No. 04-CV-7088) (the "Civil Action"). The Civil Action purports to be a class action brought against the Oppenheimer Defendants. Service was made on certain of the Oppenheimer Defendants on September 16, 2004.

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided. Thank you.

Very truly yours,

Melissa L. Weiss
Vice President &
Associate Counsel

cc: (w/o encolsures)
Dechert LLP
Mayer Brown Rowe & Maw LLP
Myer, Swanson, Adams & Wolf, P.C.